ORIGINAL



09011487

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-51367

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ottawa Savings Bancorp, Inc.
925 LaSalle Street
Ottawa, Illinois 61350

US2008 714107.1

REQUIRED INFORMATION

1.   Not applicable.

2.   Not applicable.

3.   Not applicable.

4.   The Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto as Appendix I is a copy of the Plan's Summary Annual Report and Schedule I to the Form 5500.

APPENDIX I
FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning _____ and ending _____

A	Name of plan	B	Three-digit plan number ▶	003
	OTTAWA SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHA			

C	Plan sponsor's name as shown on line 2a of Form 5500	D	Employer Identification Number
	OTTAWA SAVINGS BANK		36-1588740

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets..	1a	1217608	1061662
b	Total plan liabilities...	1b		
c	Net plan assets (subtract line 1b from line 1a)....................	1c	1217608	1061662

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers...	2a(1)	55019	
	(2) Participants	2a(2)	67948	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions......................................	2b		
c	Other income..	2c	-259811	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c).........	2d		-136844
e	Benefits paid (including direct rollovers)......................	2e	19078	
f	Corrective distributions (see instructions).....................	2f		
g	Certain deemed distributions of participant loans (see instructions)....	2g		
h	Other expenses	2h	24	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)..................	2i		19102
j	Net income (loss) (subtract line 2i from line 2d)	2j		-155946
k	Transfers to (from) the plan (see instructions).................	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property..	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   Schedule I (Form 5500) 2008





2   0   0   8   6   0   0   1   0   H

Official Use Only

		Yes	No	Amount
3c	Real estate (other than employer real property)...........................	3c		X	
d	Employer securities...........................	3d	X		398547
e	Participant loans...........................	3e		X	
f	Loans (other than to participants)...........................	3f		X	
g	Tangible personal property...........................	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)...........................	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance...........................	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?...........................	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)...........................	4d		X	
e	Was the plan covered by a fidelity bond?...........................	4e	X		1440000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?...........................	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?...........................	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?....	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?...........................	4i	X		398547
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?...........................	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)...........................	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year................................... ☐ Yes ☒ No Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)
_____	_____	_____
_____	_____	_____
_____	_____	_____

SUMMARY ANNUAL REPORT

FOR OTTAWA SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust, EIN 36-1588740, Plan No. 003, for period January 1, 2008 through December 31, 2008. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $19,102. These expenses included $19,078 in benefits paid to participants and beneficiaries and $24 in other expenses. A total of 24 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,061,662 as of December 31, 2008, compared to $1,217,608 as of January 1, 2008. During the plan year the plan experienced a decrease in its net assets of $155,946. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $(136,844) including employer contributions of $55,019, employee contributions of $67,948, and earnings from investments of $(259,811).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Ottawa Savings Bank, 925 LaSalle Street, Ottawa, IL 61350, (815) 433-2525.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: INDIANA BANK & TRUST COMPANY $1,061,662. You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (Ottawa Savings Bank, 925 LaSalle Street, Ottawa, IL 61350) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: ___June 17___, 2009   **Ottawa Savings Bank Employees' Savings and Profit Sharing Plan and Trust**

By: _____
              Plan Administrator